UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934

For the month of March, 2007

Commission File Number 000-29228

PROGEN INDUSTRIES LIMITED

(Translation of registrant’s name into English)

16 Benson St., Toowong, Queensland 4066, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Progen Industries Limited

/s/ Linton Burns
Date: March 20, 2007	By:	Linton Burns, Company Secretary

PROGEN INDUSTRIES LIMITED

PROGEN INDUSTRIES LIMITED

BALANCE SHEETS	(U.S. DOLLARS)

	As of June 30, 2006	As of December 31, 2006
		(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	$11,588,471	$23,702,914
Accounts receivable	112,781	139,833
Prepaid expenses	327,860	284,557

Total current assets	12,029,112	24,127,304

Non-current assets:
Restricted term deposits	63,291	68,423
Property and equipment - net	1,066,482	1,048,313

Total non-current assets	1,129,773	1,116,736

Total assets	$13,158,885	$25,244,040

Liabilities and stockholders’ equity:
Current liabilities:
Accounts payable	$922,748	$1,552,885
Amounts payable to Medigen	—	2,581,011
Accrued employee benefits	193,661	177,392
Interest-bearing liabilities	—	136,931
Deferred grant income	53,461	7,855

Total current liabilities	1,169,870	4,456,074

Non-current liabilities:
Accrued employee benefits	55,579	68,030
Deferred grant income	37,965	14,207
Asset retirement obligation	103,084	115,501

	196,628	197,738

Total liabilities	1,366,498	4,653,812

Commitments and contingencies	—	—

Stockholders’ equity:
Ordinary shares, no par value, and no authorized shares:
40,589,793 and 44,321,828 issued and outstanding at June 30, 2006 and December 31, 2006 respectively	60,017,537	75,022,732

Accumulated deficit	(48,735,611)	(55,746,694)

Accumulated other comprehensive income	510,461	1,314,190

Total stockholders’ equity	11,792,387	20,590,228

Total liabilities and stockholders’ equity	$13,158,885	$25,244,040

See accompanying notes to financial statements.

PROGEN INDUSTRIES LIMITED

STATEMENTS OF INCOME (UNAUDITED)	(U.S. DOLLARS)

	Six months ended December 31,
	2005	2006

Revenue from services	$296,058	$193,879

Cost of services	18,295	19,928

Cost of operations:

Research and development	1,241,658	2,875,629
Selling, general and administrative expenses	1,266,790	1,891,733
Depreciation	185,738	204,433
Other costs of operations	484,107	625,633
Termination of Medigen agreement (Note 2)	—	2,268,041
Rentals on operating leases	51,776	107,966

Total cost of operations	3,230,069	7,973,435

Loss from operations	(2,952,306)	(7,799,484)

Other income (expenses):

Interest income	456,434	334,101
Interest expense	(7,335)	(5,863)
Grant income	252,298	443,252
Other income	86,507	16,911

Total other income	787,904	788,401

Net loss	$(2,164,402)	$(7,011,083)

Net loss per ordinary share (basic and diluted)	$(0.05)	$(0.17)

Weighted average ordinary shares outstanding used in the calculation of net loss per share	40,556,793	40,675,257

See accompanying notes to financial statements.

PROGEN INDUSTRIES LIMITED

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)	(U.S. DOLLARS)

	Number of ordinary shares	Amount	Accumulated Deficit	Accumulated other comprehensive income (loss)	Total
Balance – June 30, 2006	40,589,793	$60,017,537	$(48,735,611)	$510,461	$11,792,387

Other comprehensive income:
Translation adjustment	—	—	—	803,729	803,729
Net loss	—	—	(7,011,083)	—	(7,011,083)
Comprehensive loss					(6,207,354)
Issuance of ordinary shares	3,690,037	15,704,000	—	—	15,704,000
Share issue costs	—	(948,702)	—	—	(948,702)
Options issued under the Directors and Employees Incentive Scheme (2004) and exercised by employees	28,500	62,333	—	—	62,333
Options exercised by consultants	13,498	46,761			46,761
Fair value of options issued to employees	—	140,803	—	—	140,803

Balance – December 31, 2006	44,321,828	$75,022,732	$(55,746,694)	$1,314,190	$20,590,228

The functional currency for the Company’s operations is Australian dollars. The translation from Australian dollars into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at balance sheet date and for revenue and expense accounts using the average exchange rate during the period. The gains or losses resulting from such translation are included in stockholders’ equity.

See accompanying notes to financial statements.

PROGEN INDUSTRIES LIMITED

STATEMENTS OF CASH FLOWS (UNAUDITED)	(U.S. DOLLARS)

	Six months ended December 31,
	2005	2006
Operating activities:

Receipts from customers	$599,826	$307,028
Payments to suppliers and employees	(3,286,927)	(4,465,745)
Receipt of government grant	280,813	368,970
Interest received	438,432	253,720
Interest paid	(7,335)	(5,863)

Net cash – operating activities	(1,975,191)	(3,541,890)

Investing activities:
Purchase of restricted term deposits	(55,434)	—
Purchase of property and equipment	(141,098)	(103,189)

Net cash - investing activities	(196,532)	(103,189)

Financing activities:
Proceeds from share issues	—	15,704,000
Share issue costs	—	(948,702)
Proceeds from exercise of stock options	—	106,385

Net cash - financing activities	—	14,861,683

Effect of exchange rate on cash and cash equivalents	(683,313)	897,839

Net increase/(decrease) in cash and cash equivalents	(2,855,036)	12,114,443

Cash and cash equivalents at beginning of period	17,851,895	11,588,471

Cash and cash equivalents at end of period	$14,996,859	$23,702,914

See accompanying notes to financial statements.

PROGEN INDUSTRIES LIMITED

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

(for the six months ended December 31, 2005 and 2006)

1.             Summary of significant accounting policies

Organization and nature of operations

Progen Industries Limited (“Progen” or the “Company”) was incorporated in Queensland, Australia on September 26, 1989 and became an Australian public company on March 8, 1991.

Progen is a biotechnology company committed to the discovery, development and commercialization of small molecule therapeutics for the treatment of cancer and other serious diseases.  The Company’s lead product candidate, PI-88, is one of a new class of multi-functional, multi-targeted cancer therapeutics inhibiting both angiogenesis, or tumor promoting factors such as Vascular Endothelial Growth Factor, Fibroblast Growth Factor 1, Fibroblast Growth Factor 2, and also heparanase, an enzyme implicated in metastasis (tumor spread). PI-88 is currently in Phase II clinical development with four Phase II clinical trials ongoing in the U.S., Australia and Taiwan under an active Investigational New Drug application, or IND, with the United States Food and Drug Administration, or FDA.

Progen’s second oncology product candidate, PI-166, is undergoing a Phase I clinical trial in patients with inoperable primary liver cancer (hepatocellular carcinoma or HCC). PI-166 is a novel combination of an active small organic chemical molecule and a delivery vehicle that directs the active drug constituent at the tumor site. PI-166 is being developed for potential application in the treatment of advanced hepatocellular carcinoma (primary liver cancer).

Through the Company’s internal drug discovery research program and academic collaborations, Progen is developing small molecule drug candidates that modulate the interaction between carbohydrates (sugars) and disease-related protein targets as potential therapeutics for cancer and other serious diseases. The Company’s research team and academic collaborators have identified a portfolio of heparan sulfate binding proteins that are involved in different diseases, and Progen is now designing, synthesizing and screening small molecule compounds that disrupt heparan sulfate binding.

We have no therapeutic products currently available for sale and do not expect to have any therapeutic products commercially available for sale for a period of years, if at all. These factors indicate that our ability to continue research and development activities is dependent upon the ability of our management to obtain additional financing as required.

Our principal executive offices are located at 16 Benson Street, Toowong, Queensland 4066, Australia. The Company also maintains and operates an approximate 11,200 square foot fully-integrated pharmaceutical raw material manufacturing facility in leased premises at Darra, a suburb of Brisbane, Australia. The facility has the capability to develop and manufacture therapeutic products for worldwide markets and consists of 15 modular laboratories.

Basis of presentation

The accompanying unaudited condensed financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles (“US GAAP”) have been condensed or omitted pursuant to such rules and regulations. Accordingly, these unaudited condensed financial statements should read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended June 30, 2006 filed with the SEC on December 22, 2006. In the opinion of management, the financial information included herein reflects all adjustments considered necessary for a fair presentation of interim results and all such adjustments are of a normal and recurring nature. Operating results for interim periods are not necessarily indicative of the results that may be expected for the entire year.

2.                                      Changes in significant contracts

Effective May 31, 2000, Progen entered into an agreement with Medigen Biotechnology Corporation (‘MBC’), a company incorporated in Taiwan, in relation to the co-development and commercialisation of PI-88 (the ‘Alliance Agreement’). Under the Alliance Agreement, MBC was to fund and conduct, at no cost to Progen, several Phase II clinical trials in respect of PI-88. These trials were in addition to the trials to be undertaken by Progen. In return MBC was entitled to receive a 15% royalty on future PI-88 proceeds received by Progen resulting from commercialisation of PI-88.

In connection with the Alliance Agreement under a separate Share Subscription Agreement on November 6, 2000, the Company issued 2.75 million fully paid ordinary shares to MBC at an issue price of $2.09 per share. In addition, under the Alliance Agreement Progen was issued 19.9% of MBC’s issued common equity at no cost and with certain anti-dilution rights. As at December 31, 2005 and 2006 Progen held 15,176,525 common shares and 34,823,475 preferred shares in MBC. The Company accounted for the investment in MBC under the equity method of accounting. Due to recurring losses, the carrying value of this investment as of June 30, 2006 and December 31, 2006 was $nil.

On April 28, 2005, Progen and MBC agreed to amend the terms of the Alliance Agreement in that Progen agreed to waive the requirement for MBC to conduct one of the Phase II trials outlined in the Alliance Agreement. In return MBC agreed to fund 50%, up to A$1 million, of our PI-88 Phase II melanoma clinical trial (PI-88 in combination with dacarbazine) being conducted by the Company.

On January 16, 2007, the Company announced that it had signed an agreement with MBC to terminate the Alliance Agreement. In consideration for MBC agreeing to end the Alliance Agreement, and foregoing their entitlement to the 15% royalty, and to compensate MBC for their contribution to the development of PI-88, Progen agreed to:

•                  Return the 15,176,525 MBC common shares and 34,823,475 preferred shares to MBC;

•                  Issue 500,000 Progen ordinary shares to MBC on execution of the termination agreement;

•                  Reimburse to MBC A$300,000 ($229,095) being the funds they contributed to the costs of the PI-88 Phase II melanoma clinical trial, currently being conducted by Progen, on execution of the agreement;

•                  Issue a further 732,600 Progen ordinary shares and pay A$2,000,000 in cash or ordinary shares, at Progen’s discretion, to MBC on MBC completing two clinical milestones in relation to the current PI-88 Phase II hepatocellular carcinoma (HCC) trial;

•                  Pay to MBC up to A$4,000,000 on PI-88 achieving specified clinical and commercial milestones; and

•                  Issue 1,000,000 stock options to MBC upon MBC providing to Progen the HCC phase II trial final study report.

As the terms of the agreement to terminate the Alliance Agreement were substantially complete at December 31, 2006, the unaudited condensed financial statements for the six months ended December 31, 2006 include the financial impact of the reimbursement of the $229,095 (included in Research and development costs) of costs funded by MBC for the PI-88 Phase II melanoma clinical trial and the value of the 500,000 Progen shares (having a market value of $2,268,041 at December 31, 2006). The total financial impact for the six months ended December 31, 2006 is an increase in costs of operations of $2,497,136.

The financial impact of the remaining transactions will be booked in future reporting periods as and when incurred.

As noted above, during the six months ended December 31, 2006 and 2005, Progen transacted with MBC under the terms of the amended Alliance Agreement whereby Progen charged MBC $nil and $91,980, respectively, in relation to MBC’s 50% contribution to the costs of the PI-88 Phase II trial in combination with dacarbazine being performed by Progen. At December 31, 2006 and 2005, $nil and $25,714 is included in trade and other receivables. During the six months ended December 31, 2006 and 2005, Progen provided PI-88 to Medigen at a total cost to the Company of $nil and $98,000 respectively.

3.             Income taxes

The Company has made a taxable loss in each of the operating periods since incorporation including the six month periods ended December 31, 2005 and 2006. There have been no significant changes to the Company’s income tax rates when compared with those disclosed in the June 30, 2006 financial statements.

4.             Accounts payable

Accounts payable consists of the following:

	June 30, 2006	December 31, 2006

Trade accounts payable	$745,275	$1,409,395
Accrued employee benefits and taxes	177,473	143,490
	$922,478	$1,552,885

5.                                      Insurance Premium Financing

In July 2006 the Company signed an agreement to fund the Company’s insurance premium for the year ended June 30, 2007. The Company’s accounting policy is to record a prepaid asset and an interest bearing liability at the onset of the agreement and adjust the balance for the monthly expense and monthly payment. The terms of the agreement state that the amount funded is to be repaid in twelve equal monthly instalments of $28,598 including finance charges which is disclosed in the cash flow statement as cash flow from operating activities (2005: nine equal instalments of $43,562). The prepaid insurance and interest-bearing liability related to insurance premium financing amounted to $153,338 and $136,931, respectively, as of December 31, 2006 (June 30, 2006: $nil).

6.                                      Contingencies

Effective May 31, 2000, Progen entered into an agreement with Medigen Biotechnology Corporation (“MBC”) in relation to the co-development and commercialisation of PI-88 (the “Alliance Agreement”). Under the terms of the Alliance Agreement, Progen indemnifies MBC fully and effectively against any losses, costs, actions, claims, demands, expenses, judgements, court orders or other liabilities arising directly or indirectly out of or in connection with any claim made or threatened against MBC by a third party arising from or concerning PI-88 that prevents or interferes with MBC’s conduct of their Phase II and further clinical trials, if any. This agreement was terminated on January 16, 2007.

Other than the payments, share and option issues contingently payable to Medigen Biotechnology Corporation on achievement of specific milestones and deliverables as discussed in Note 2 no contingent liabilities exist at December 31, 2006.

7.             Stock option plans

All options are granted in stock trading on the Australian Stock Exchange (‘ASX’), have an Australian exercise price and are exercisable only in Australian dollars.

Employee compensation plans

Effective July 1, 2005, the Company adopted the requirements of SFAS 123 (revised 2004), Share-Based Payments (“SFAS 123R”) using the “modified prospective” method thereby recognising the compensation cost in the financial statements for all share-based payments granted after that date, and based on the requirements of SFAS 123, for all unvested awards granted prior to the effective date of SFAS 123R.

The Company currently utilizes a standard option pricing model to measure the fair value of stock options granted to employees.

During the six month period ended December 31, 2006 147,000 (2005: 33,000) stock options were granted to employees and senior executives under the terms of the directors and employees option incentive plan (“2004 Plan”). The fair value of the options granted is estimated as at the date of grant using a black-scholes model, taking into account the terms and conditions upon which the options were granted.

The following table lists the weighted average assumptions used to compute the fair value for the half-year ended December 31, 2005 and 2006.

	2005	2006
Risk Free Interest Rate	5.21%	5.83%
Expected Dividend Yield	0.00%	0.00%
Expected Lives (years)	1.80	4.30
Expected Volatility	56%	38%

A summary of the Company’s stock options granted to employees and directors and related information for the six months ended December 31, 2006 follows:

	Number of options outstanding	Weighted average exercise price
Options outstanding, June 30, 2006	30,000	$2.26
• granted	147,000	$2.12
• forfeited	—	—
• expired	—	—
• exercised	(28,500)	$2.12
Options outstanding, December 31, 2006	148,500	$2.14
Exercisable at December 31, 2006	91,500	$2.15

The weighted average grant-date fair value of stock options granted during the six month period ended December 31, 2006 was $0.73 (2005: $0.71).

In addition to the options granted above, 500,000 employee stock options were approved at the shareholders’ annual general meeting on November 30, 2006 under the terms of an employment contract. The stock options have an exercise price based on 60-day volume weighted average price prior to March 1 of each of the succeeding 3 years, plus a premium. The stock options vest proportionally over three years. The Company recognized compensation expense amounting to $71,000 in relation to these options during the six months December 31, 2006.

As of December 31, 2006 there was approximately $429,000 of total unrecognized cost related to non-vested employee stock options. That cost is expected to be recognized over a weighted-average period of up to three years. The total cost related to employee share-based payments for the six months ended December 31, 2006 was $140,803 (2005: $17,934).

Consultants and Advisors Option Incentive Plan

In February 2005, the directors’ of Progen Industries Limited approved the Progen Consultants and Advisors Option Incentive Plan. During 2005, 22,500 options were issued under the terms of this plan. During the six month period ended December 31, 2006 13,498 of these options were exercised into common stock. The balance of these options expired unexercised on December 23, 2006.

At December 31, 2006, the Company has reserved shares of new common stock for future issuance as follows:

Directors and employees incentive plan 2004	148,500
Non-employee options	—
Total	148,500

When the stock options are exercised, new shares will be issued.

8.             Comprehensive Income (Loss)

Comprehensive income (loss) includes net loss, as well as charges and credits to stockholders’ equity not included in net loss. The components of comprehensive loss, net of income taxes, are the following:

	Six months ended
	December 31, 2005	December 31, 2006
Net loss	$(2,164,402)	$(7,011,083)
Foreign currency translation adjustment	798,263	803,729
Comprehensive loss	$(1,366,139)	$(6,207,354)

9.             Segment disclosures

The Company is organized based on the products and services that it offers. Under this organizational structure, there are two reportable segments: (i) research and development and (iii) manufacturing. The research and development segment is focussed on the development of PI-88 and PI-166 as well as a drug discovery effort that is partially funded by an AusIndustry Commercial Ready Grant. This grant is for three years commencing August 2005.

The manufacturing segment is involved with the provision of contract manufacturing services to current good manufacturing practices (cGMP) standards for various human clinical, therapeutic product, and veterinary pharmaceutical trials, as well as non-cGMP bioproduct contract manufacturing services. The manufacturing segment also provides bioprocess technology development services.

The Company views certain other revenues and expenses, particularly selling, general and administration costs, as not belonging to any one reportable segment. As a result, the Company has aggregated these items into an

“Other” non-segment line, as permitted by SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”. The Company evaluates the performance of its segments based on each segment’s loss from continuing operations.

Six months ended December 31, 2006

	Research & Development	Manufacturing	Total
Sales to external customers	$—	$193,879	$193,879
Grant income	443,252	—	443,252
Depreciation	53,955	130,554	184,509

Net loss	(2,521,713)	(609,616)	(3,131,329)
Interest income	—	—	334,101
Interest expense	—	—	(5,863)
Other non-segment other income			16,911
Other non-segment expenses			(4,224,903)
Consolidated net loss before tax from continuing operations			$(7,011,083)

Six months ended December 31, 2005

	Research & Development	Manufacturing	Total
Sales to external customers	$—	$296,058	$296,058
Grant income	252,298	—	252,298
Depreciation	61,268	118,723	179,991

Net loss	(1,066,168)	(350,509)	(1,416,677)
Interest income	—	—	456,433
Interest expense	—	—	(7,335)
Other non-segment other income			86,507
Other non-segment expenses			(1,283,330)
Consolidated net loss before tax from continuing operations			$(2,164,402)

There were no inter-segment sales.

The Company operates predominantly in the biotechnology industry and in one geographical segment with all of its assets and operations located in Australia.

Reconciliation to Reported results

	Six months ended December 31,
Depreciation and amortisation	2005	2006
Total reportable segments	$179,991	$184,509
Unallocated corporate depreciation	5,747	19,924
Total reported depreciation	$185,738	$204,433

10.          Foreign currency translation

The functional currency for the Company’s operations is Australian dollars. As at December 31, 2006, A$1 equated to $0.7893. As at March 19, 2007, A$1 equated to $0.7965.

11.          Subsequent events

On January 16, 2007 the Company announced that it had agreed terms with Medigen Biotechnology Corporation to conclude the Agreement for Strategic Alliance as discussed in Note 2. Upon termination of this agreement, and in accordance with agreed terms, Dr Stanley Chang and his alternate Mr Eugene Cheng, resigned as a director of the Company.

On February 5, 2007 the Company announced that it had raised A$5.36 million ($4.16 million) through the issue of 989,156 shares at A$5.42 under the share purchase plan the Company announced on December 18, 2006.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this report. This discussion and analysis contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC. Please also see the section entitled “Forward Looking Statements” in our most recent Annual Report on Form 20-F. The results of operations for the six month period ended December 31, 2006 are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2007 or any other interim period. Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; e.g., fiscal year 2006 refers to our fiscal year ended June 30, 2006.

A.            Overview

We are a clinical-stage pharmaceutical company focused on the discovery, development and commercialization of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.

Our lead product in development is PI-88, which is a multi-targeted cancer therapeutic that inhibits angiogenesis (development of new blood vessels), tumour invasiveness and metastasis (development of secondary tumours). PI-88 is currently in multiple Phase II trials for cancer and we expect to commence a Phase III trial of PI-88 in mid 2007.

Our second oncology product candidate in development is PI-166, which is a targeted cytotoxic drug for the treatment of inoperable liver cancer. PI-166 is a formulation with a very high affinity for primary liver cancer cells.

Our internal drug discovery program is focused on the design of novel small molecules for Progen’s future drug development pipeline based on the inhibition of carbohydrate-protein interactions involved in disease processes. The synthesis and biochemical analysis of new angiogenesis inhibitors continues to be the focus of the group’s activities with the aim of developing potential therapeutics for cancer and other serious diseases. Our research team and academic collaborators have identified a portfolio of heparan sulfate binding proteins that are involved in different diseases, and we are now designing, synthesizing and screening small molecule compounds that disrupt heparan sulfate binding.

We also operate a manufacturing plant that is responsible for the clinical supply of PI-88 and PI-166 as well as providing contract manufacturing and bioprocess technology development services to Australian and overseas based clients. This manufacturing facility operates in accordance with internationally recognized Good Manufacturing Practice (GMP) requirements.

B.                Operating Results

The loss for the six months ended December 31, 2006 was $7,011,000 compared to a loss of $2,164,000 in the previous corresponding period.

The results for the half-year ended December 31, 2006 include the financial impact of the following transactions in relation to the termination of the Agreement for Strategic Alliance with Medigen Biotechnology Corporation that was executed on January 16, 2007 (see Note 2):

Statement of Income Impact:	$ ’000
Re-imbursement of Medigen’s contribution to the PI-88 Phase II Melanoma clinical trial	(229)
500,000 Progen ordinary shares to Medigen	(2,268)
Total financial impact recorded in Statement of Income (Loss)	(2,497)

Further, the results included expenditures totalling $1,168,000 on the planned Phase III trial of PI-88 in post resection liver cancer ($nil expenditure in the previous corresponding reporting period).

On a like for like basis, excluding the financial impact in relation to the termination of the Agreement for Strategic Alliance with Medigen and the Phase III trial expenditure, the loss for this reporting period amounted to $3,346,000 compared with $2,164,000 for the previous corresponding reporting period.

Our two operating divisions are Research and Development, and Manufacturing. An analysis by business segment follows:

	% Change	2005 $’000	2006 $’000

Revenue and Other Income
Research and Development	75.8	252	443
Manufacturing	(34.4)	296	194
Other, including Interest	(35.3)	543	351

Segment Result
Research and Development	(136.6)	(1,066)	(2,522)
Manufacturing	(73.8)	(351)	(610)
Corporate and Administration	(85.0)	(747)	(1,382)
Other, including Medigen	N/A	—	(2,497)
Net loss	(224.0)	(2,164)	(7,011)

Research and Development

The primary activities of this division continue to be:

1.               the clinical development of the Company’s anti-cancer drug candidates PI-88 and PI-166; and

2.               the drug discovery program aimed at the discovery of small molecule drug candidates that modulate the interaction between carbohydrates (sugars) and disease related protein targets as potential therapeutics for cancer.

In line with the Company planning to progress the development of PI-88 to Phase III in post-resection liver cancer, the loss incurred by this division for the six months ended December 31, 2006 increased 136.6% from the previous corresponding reporting period to $2,522,000.

We expect to commence our Phase III trial of PI-88 in post resection liver cancer during the second half of 2007. The cost and timeframe to complete this trial cannot be reasonably estimated at this time.

Expenditures incurred this reporting period in relation to the planned Phase III trial of PI-88 included:

•                  long-term animal toxicity studies required due to the potential treatment duration of PI-88 in post-resection liver cancer. Total costs incurred this reporting period amounted to $817,000;

•                  transfer of the last steps in the manufacturing process to a US FDA cGMP approved manufacturing facility in readiness for the manufacture of PI-88 API for Phase III. Total costs incurred this reporting period amounted to $271,000; and

•                  fees paid to regulatory and clinical consultants. Total fees incurred this reporting period amounted to $80,000.

Further, Medigen did not contribute to our Melanoma Phase II trial of PI-88 this reporting period as negotiations were taking place on the termination of the Agreement for Strategic Alliance. The reimbursement of $229,000 to Medigen for the contribution it had made to the trial costs incurred has been included in the results of this division.

Costs incurred on our PI-88 Phase II trial of patients with advance prostrate cancer increased $48,000 in line with increased patient recruitment.

We have a research grant with the Commonwealth of Australia that assists us in funding our drug discovery program. In the period ended December 31, 2006 we derived $443,000 from this grant compared to $252,000 in the previous corresponding period.

Manufacturing

During the reporting period the Manufacturing division’s priority was producing sufficient quantities of PI-88 starting material for our upcoming Phase III clinical trial and overseeing the transfer of the manufacturing process as it relates to the sulfation of PI-88.

Consistent with this focus the revenues derived from external contracts decreased 34.4% to $194,000.

Corporate and Administration

Corporate and Administration net expenses increased $635,000 from the previous corresponding reporting period, an increase of 85%. The increase was due to $247,000 being incurred on patent expenses, up from $45,000 in the previous corresponding period, as we filed new patent applications on novel intellectual property developed within our drug discovery group. In addition $141,000 was expensed in relation to share-based payments to employees ($18,000 being expensed in the previous corresponding reporting period) and $89,000 was incurred on consultants including consultants engaged by the Company to assist it with US Sarbanes Oxley Act Compliance.

Interest revenue decreased $122,000, or 26.8%, from the previous corresponding reporting period in line with reduced cash available for investment for most of the current reporting period.

Liquidity and Cash Resources

At December 31, 2006 cash assets amounted to $23,703,000 compared to $11,588,000 at June 30, 2006.

In late December 2006 the Company raised $15,273,000 through an underwritten private placement of 3,690,037 shares and commenced a Share Purchase Plan (SPP) to existing shareholders. The SPP closed after the balance sheet date of these half-year accounts. The Company raised an additional A$5,358,000 from the SPP.

The funds raised will be used to fund time critical aspects of the imminent Phase III trial of PI-88 for the treatment of patients with liver cancer who have undergone surgery including engaging an international contract research organisation, expanding our clinical development team, manufacture of Phase III material, activating our Phase III clinical advisory team, submitting Phase III protocols for regulatory approvals and recruiting trial sites.

The Company currently anticipates that additional funds will be required to fully fund the Phase III trial in post-resection liver cancer.

We believe that our cash and cash equivalents will be sufficient to meet our capital requirements for at least the next 18 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We expect to continue to incur substantial losses. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•                  the scope, results and timing of preclinical studies and clinical trials;

•                  the costs and timing of regulatory approvals; and

•                  the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We anticipate that a substantial portion of our capital resources and efforts in the foreseeable future will be focused on:

•                  to fund clinical development of PI-88 in patients with various forms of cancer, including the planned Phase III trial of PI-88 in post-resection liver cancer;

•                  to fund clinical development of PI-166 in patients with advanced liver cancer;

•                  to fund pre-clinical and clinical development of our product pipeline; and

•                  to fund further an upgrade and/or expansion of our manufacturing facility.

Contractual Obligations

As at December 31, 2006, we have known contractual obligations and commitments of $2,050,000. Of this amount $1,561,000 relates to sponsored research commitments and estimates to complete current trials of PI-88 and PI-66. The remaining $489,000 relates our current operating lease obligations including the lease of our premises ($398,000), and other commitments ($91,000) most of which relates to payment obligations under various consulting advisory agreements.

The following table sets forth our aggregate contractual obligations for the three years following December 31, 2006:

	Payments due by period
	Total	< 1 Year	1-3 Years
Contractual Obligations
Operating leases	$398,000	$189,000	$209,000
Sponsored research and clinical trial obligations and commitments	1,561,000	960,000	601,000
Other commitments	91,000	91,000	—
TOTAL	2,050,000	1,240,000	810,000